Exhibit 99.1

For Further Information:

Howard N. Feist
Chief Financial Officer
(781) 237-6655

AMERICAN BILTRITE REPORTS THIRD QUARTER RESULTS

WELLESLEY HILLS, MA, NOVEMBER11, 2010 - American Biltrite Inc. (NYSE Amex: ABL) reported its results for the third quarter of 2010 today.  During the third quarter of 2010, American Biltrite’s controlling ownership position of Congoleum Corporation (“Congoleum”) ended pursuant to Congoleum’s Chapter 11 reorganization plan becoming effective.  Therefore, American Biltrite ceased consolidating Congoleum’s results due to the loss of controlling ownership.  The historical results of Congoleum are included in American Biltrite’s financial statements as a discontinued operation.  The continuing operations of American Biltrite include American Biltrite’s tape, jewelry and Canadian divisions.

Net sales of the continuing operations for the three months ended September 30, 2010 were $53.8 million, up 15.5% from $46.5 million in the third quarter of 2009.  For the three months ended September 30, 2010, net income from continuing operations was $2.0 million, or $0.59 per share (basic and diluted), compared to net income from continuing operations of $386 thousand, or $0.11 per share (basic and diluted) for the third quarter of 2009.  For the nine months ended September 30, 2010, net sales of the continuing operations were $150.5 million compared with net sales of $128.5 million for the same period in 2009.  For the nine months ended September 30, 2010, net income from continuing operations was $2.0 million, or $0.58 per share (basic and diluted), compared to a net loss from continuing operations of $4.5 million, or $1.30 per share (basic and diluted) for the first nine months of 2009.

Roger S. Marcus, Chairman of the Board, commented “All of our operating divisions were profitable in the third quarter of 2010 and showed improvement over 2009.  Results at the Tape division benefitted from improving demand in Asian and domestic markets, but profit margins suffered from significant raw material inflation that could not be passed along to customers.  Results at the Canadian division improved modestly as higher sales of performance sheet rubber products offset lackluster demand for flooring.  Sales at K&M in the quarter were below year earlier levels, but profitability improved as a result of cost reduction initiatives and a more profitable mix of business.”

Mr. Marcus continued “This latest quarter continues to reflect the significant improvements we’ve made in ABI’s financial condition despite the extraordinarily difficult conditions we’ve faced over the last 21 months.  During 2009, we managed to generate significant cash from working capital, reducing our debt load by $12.8 million or 50%.  On July 1, 2010, Congoleum’s plan of reorganization became effective, resulting in considerable improvement to our balance sheet and returning our shareholders’ equity to a level that meets the NYSE Amex listing requirements.  With this most recent quarter, ABI has returned to profitability despite continued challenging industry and economic conditions.  We consider ABI’s performance during this difficult period something we can be proud of.”

The Company’s former subsidiary Congoleum Corporation filed a voluntary petition for bankruptcy protection on December 31, 2003, with the United States Bankruptcy Court for the District of New Jersey seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago.  Congoleum’s plan of reorganization was confirmed by the United States District Court for the District of New Jersey on June 7, 2010 and became effective July 1, 2010.  Upon effectiveness of Congoleum’s plan of reorganization, ABI’s ownership interests in Congoleum were cancelled by operation of the plan.  Consequently, the results of reorganized Congoleum are not included in the consolidated results of the Company subsequent to June 30, 2010.

  Congoleum’s historical results through June 30, 2010, which ABI reported in consolidation, included losses of $90.7 million in excess of the value of ABI’s investment in Congoleum.  The deconsolidation of Congoleum in July 2010 resulted in the elimination from American Biltrite’s consolidated stockholders’ equity of the accumulated deficit of $90.7 million attributed to Congoleum.  This $90.7 million was comprised of two components. One component was the elimination of $37.1 million for prior period pension adjustments recorded by ABI against accumulated other comprehensive income on the balance sheet.  The other component was the elimination of $53.6 million of operating losses charged against ABI’s retained earnings.  That $53.6 million elimination was recorded as a non-cash gain from deconsolidation in net income of discontinued operation.

The Company’s net income attributable to controlling interests consists of three components: the net income or loss of its continuing operations, the results of the discontinued operation (net of non-controlling interests), and the gain from deconsolidation of Congoleum.  The following table presents these amounts for the three and nine months ended September 30, 2010 and 2009 (in thousands, except per share amounts):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Income (loss) from continuing operations	$2,043	$386	$2,001	$(4,488)
Results of discontinued operation, net of non-controlling interests	–	(1,062)	(627)	(3,842)
Gain from deconsolidation	53,565	–	53,565	–
Net income (loss) attributable to controlling interests	$55,608	$(676)	$54,939	$(8,330)

Per share:
Basic	$16.16	$(0.20)	$15.96	$(2.42)
Diluted	16.13	(0.20)	15.95	(2.42)

Warning regarding forward-looking statements and certain risks

The above news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties and assumptions.  These forward-looking statements are based on American Biltrite’s expectations as of the date of this release, of future events. American Biltrite undertakes no obligation to update any of these forward looking statements, except as may be required by the federal securities laws.  Although American Biltrite believes that these expectations are based on reasonable assumptions, within the bounds of its knowledge of its business and experience, there can be no assurance that actual results will not differ materially from expectations.  Any or all of these expectations may turn out to be incorrect and any forward-looking statements made in this release speak only as of the date of this release.  Readers are cautioned not to place undue reliance on any forward-looking statements.  Actual results could differ significantly as a result of various factors.  For example, the above news release indicates that all of American Biltrite’s operating divisions were profitable in the third quarter of 2010, that American Biltrite has made significant improvements in its financial condition, that American Biltrite generated significant cash from working capital during 2009 and that American Biltrite reduced its debt load during 2009.  This may imply that all of American Biltrite’s operating divisions will remain profitable, that American Biltrite will continue to improve its financial condition, that American Biltrite will generate significant cash from working capital and that it will maintain or further decrease its debt load.  However, American Biltrite continues to operate under difficult and unpredictable business and industry conditions, and its operating divisions may not remain profitable, its financial condition may not continue to improve, and could decline, it may not generate significant cash from working capital, and may realize reductions in its working capital, and its debt load may need to increase.  Further, this press release indicates that American Biltrite’s shareholders’ equity has returned to a level that meets the NYSE Amex listing requirements, which may imply that the NYSE Amex will find that American Biltrite has regained compliance with its listing requirements.  However, there can be no assurance that the NYSE Amex will find American Biltrite in compliance with its continued listing standards or that American Biltrite will be able to maintain its listing with the NYSE Amex.

The consummation of the Congoleum plan of reorganization does not affect American Biltrite’s own significant asbestos related liabilities.  The extent of American Biltrite’s asbestos related liabilities and related funding obligations, and the impact such liabilities may have on its businesses, financial condition and results of operations, will depend on various factors, many of which are beyond American Biltrite’s control, including:  the future cost and timing of estimated asbestos liabilities and payments; the extent to which asbestos related claims are made against American Biltrite and the costs and timing associated with defending against such claims; the availability of insurance coverage and reimbursement from insurance companies that underwrote the applicable insurance policies for asbestos-related claims; the availability of funds to pay any such amounts for which insurance or other third party reimbursements are not available; the extent to which resources are diverted from American Biltrite’s businesses to instead be applied to such liabilities and related matters; the extent to which other defendants which may be found to be jointly and severally liable with American Biltrite fund their allocated portion of asbestos liabilities; and the impact any adopted federal legislation addressing asbestos claims may have on American Biltrite’s businesses, results of operations or financial conditions.

Other factors that could cause actual results to differ from expectations include:  (i) any termination of American Biltrite’s business arrangements with Congoleum and possible conflicting demands on American Biltrite’s executive officers in light of American Biltrite’s contractual obligations to make those officers’ services available to Congoleum; (ii) American Biltrite’s ability to comply with the covenants imposed on it under its credit agreement, the availability of borrowings under its credit facilities and its ability to generate sufficient operating cash flows to fund its businesses and operations; (iii) the future cost and timing of payments associated with and availability of insurance coverage for environmental liabilities and non-asbestos product and general liability claims; (iv) continued or increased volatility or high prices for raw materials or energy and the availability of raw materials; (v) increased competitive activity from competitors, some of which have greater resources and broader distribution channels; (vi) unfavorable developments in various markets for American Biltrite’s or its subsidiaries’ products or in the national or global economy in general; (vii) shipment delays, depletion of inventory and increased production costs resulting from unforeseen disruptions of operations at any of American Biltrite’s or its subsidiaries’ facilities or distributors; (viii) the incurrence of product warranty costs; (ix) changes in customers for American Biltrite’s or its subsidiaries’ products or the failure of customers to timely pay for product purchased; (x) the failure of distributors or sales representatives to adequately perform; and (xi) the loss of any key executives.

Other factors which may cause actual results to differ from expectations include those set forth in American Biltrite’s other filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, and its subsequent filings.

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2010 AND 2009
 ($000, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Net sales	$53,758	$46,524	$150,549	$128,451

Cost of products sold	39,722	33,663	110,559	96,422
Selling, general & administrative expenses	12,241	12,394	36,964	36,316

Income (loss) from operations	1,795	467	3,026	(4,287)

Interest and other income (expense), net	970	332	(36)	118
Provision for income taxes	715	289	930	242
Noncontrolling interests	(7)	(124)	(59)	(77)

Income (loss) from continuing operations	2,043	386	2,001	(4,488)
Income (loss) from discontinued operation, net of noncontrolling interests (including gain on deconsolidation of $53,565 in the three months ended September 30, 2010)	53,565	(1,062)	52,938	(3,842)
Net income (loss) attributable to controlling interests	$55,608	$(676)	$54,939	$(8,330)

Basic income (loss) per share:
Income (loss) from continuing operations per common share	$0.59	$0.11	$0.58	$(1.30)
Income (loss) from discontinued operation per common share	15.57	(0.31)	15.38	(1.12)
Net income (loss) attributable to controlling interests per common share	$16.16	$(0.20)	$15.96	$(2.42)

Diluted income (loss) per share:
Income (loss) from continuing operations per common share	$0.59	$0.11	$0.58	$(1.30)
Income (loss) from discontinued operation per common share	15.54	(0.31)	15.37	(1.12)
Net income (loss) attributable to controlling interests per common share	$16.13	$(0.20)	$15.95	$(2.42)

Weighted average number of common and equivalent shares outstanding
Basic	3,441,369	3,441,551	3,441,455	3,441,551
Diluted	3,446,871	3,441,551	3,445,151	3,441,551

AMERICAN BILTRITE INC.

RESULTS FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2010 AND 2009
BY SEGMENT
($000)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009

Revenues from external customers

Tape products	$25,765	$20,094	$73,295	$55,827
Jewelry	13,486	14,619	36,438	37,618
Canadian division	14,507	11,811	40,816	35,006

Total revenues from external customers	$53,758	$46,524	$150,549	$128,451

Segment profit (loss) before taxes

Tape products	$535	$(590)	$(757)	$(4,276)
Jewelry	1,754	1,271	2,357	538
Canadian division	586	407	1,230	358
Corporate (expense) income	(110)	(289)	160	(789)

Total segment income (loss) before taxes	$2,765	$799	$2,990	$(4,169)